Filed by Reinvent Technology Partners Y

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Aurora Innovation, Inc.

Commission File No. 333-257912

Dear Aurora Stockholders,

As you may know, Aurora Innovation, Inc. (Aurora) is planning to become a public company through a merger with Reinvent Technology Partners Y (RTPY) that is expected to close on November 3 (the Closing). We’d like to provide you with some important information on what to expect as it relates to Aurora securities over the next few weeks.

Equity Management Platform

On the anticipated closing date (November 3), your securities in Carta will be cancelled and exchanged at the applicable exchange ratio for securities in RTPY (to be renamed Aurora Innovation, Inc. under the trading symbol AUR). Because of the administrative processes involved in implementing the share exchange and onboarding with new public company equity management systems, it may be several weeks after Closing before you are able to access your post-closing holdings online. We appreciate your patience!

Upcoming communications: You will receive a welcome letter from Continental during the weeks following closing. This letter will come to you by physical mail. Please keep an eye out for this letter, because it includes important instructions on how to login to the Continental platform and view your holdings online.

After the release of the lock-up restrictions, as well as any vesting or escrow restrictions, you will be able to transfer your shares from Continental to your own brokerage account.

Exchange Ratio

The final exchange ratio that will apply to your Aurora securities is expected to be publicly announced via 8-K after the Closing.

Lock-Up Restrictions

Under Section 6.8 of the bylaws that will be effective upon the Closing (subject to limited exceptions), shares and equity awards held by Aurora shareholders immediately prior to Closing will be subject to lock-up for 180 days following the Closing. During the lock-up period, such shares and equity awards (including any shares underlying such equity awards) may not be sold, transferred, assigned, pledged, or encumbered. In addition, certain significant stockholders, certain directors, and Aurora’s founders will be subject to a four-year lock-up period, with 25% of their shares generally being released annually following the Closing. Assuming the Closing occurs on November 3, 2021, the lock-up is expected to expire on May 2, 2022.

Best regards,

Jessica

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Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners Y (“RTPY”) and Aurora Innovation, Inc. (“Aurora”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “continue,” “likely,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTPY’s securities, (ii) the risk that the proposed transaction may not be completed by RTPY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTPY, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Agreement and Plan of Merger, dated as of July 14, 2021 (the “Merger Agreement”), by and among RTPY, Aurora and RTPY Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTPY, by the shareholders of RTPY, the satisfaction of the minimum cash condition following redemptions by RTPY’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the proposed transaction on Aurora’s business relationships, operating results and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Aurora and potential difficulties in Aurora employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings or other disputes that may be instituted against Aurora or against RTPY related to the Merger Agreement or the proposed transaction or otherwise, (ix) the ability to maintain the listing of RTPY’s securities on a national securities exchange, (x) the price of RTPY’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTPY plans to operate or Aurora operates, variations in operating performance across competitors, changes in laws and regulations affecting RTPY’s or Aurora’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns and a changing regulatory landscape in the highly competitive self-driving industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTPY’s registration statement on Form S-1 (File No. 333-253075), its Quarterly Reports on Form 10-Q for the periods ended March 31, 2021 and June 30, 2021, respectively, the registration statement on Form S-4 discussed below and other documents filed by RTPY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTPY and Aurora assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTPY nor Aurora gives any assurance that either RTPY or Aurora or the combined company will achieve its expectations.

Additional Information and Where to Find It

This communication relates to a proposed transaction between RTPY and Aurora. This communication is not a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. RTPY has filed a registration statement on Form S-4 with the SEC (333-257912), which includes a prospectus and proxy statement of RTPY, referred to as a proxy statement/prospectus. RTPY has mailed a definitive proxy statement/prospectus and other relevant documents to its shareholders of record as of September 30, 2021, the record date established for the extraordinary general meeting of shareholders relating to the proposed transaction between RTPY and Aurora. RTPY also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of RTPY are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTPY through the website maintained by the SEC at www.sec.gov. The documents filed by RTPY with the SEC also may be obtained free of charge at RTPY’s website at https://y.reinventtechnologypartners.com or upon written request to c/o Reinvent Capital, 215 Park Avenue, Floor 11 New York, NY.

Jessica McBride | Senior Counsel

jmcbride@aurora.tech

280 N. Bernardo Ave., Mountain View, CA 94043

This message and its attachments may contain confidential information and may include attorney-client privileged material.